Exhibit 12.2


                     RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS





                                                           RATIO OF EARNINGS TO FIXED CHARGES
                                                             AND PREFERRED STOCK DIVIDENDS


For the years ended December 31,                   1995        1994        1993         1992        1991
---------------------------------------------------------------------------------------------------------
Earnings
--------

Pre-tax Earnings (Loss)                         $156.0      ($146.8)     $31.9       $102.9       ($6.4)
Less: Minority Interest                           (5.7)        (3.0)      (1.9)        (1.8)       (2.4)
                                                 -----        -----       -----       -----       -----
Adjusted Pre-Tax Earnings (Loss)                 150.3       (149.8)      30.0        101.1        (8.8)
                                                 -----      -------       ----        -----       -----
  Plus Fixed Charges                              46.5         46.2       44.6         49.8        50.5
                                                 -----         ----       ----         ----        ----

Total Earnings (Loss)                           $196.8      ($103.6)     $74.6       $150.9       $41.7
                                                 ------     --------      -----      ------       -----

Fixed Charges + Preferred Stock Dividends
-----------------------------------------
Fixed Charges
  Interest Expense                                $16.8       $15.6       $13.6       $17.3       $21.6
  Amortization of debt discount                     1.8         0.4         0.8         0.7         0.6
  Interest factor in rental expense                27.9        30.2        30.2        31.8        28.3
  Total                                            46.5        46.2        44.6        49.8        50.5
                                                   ----        ----        ----        ----        ----

Preferred Dividends                                25.4        15.1         6.2         0.0         0.0
Adj. Pref Stock Dividend (Utilized 35% tax rate)   39.1        23.2         9.5         0.0         0.0

Total Fixed Charges + Adj. Pref Stock Dividend    $85.6       $69.4       $54.1       $49.8       $50.5
                                                   ----       -----       -----       -----      ------

Ratio Earnings (Loss)/Fixed Charges + Adjusted
Preferred Stock Dividend                            2.3        (1.5)        1.4         3.0         0.8

Coverage Deficiency (Dollars)                       N/A       173.0         N/A         N/A         8.8

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(1) Earnings to fixed charges and adjusted preferred stock dividends have been determined based on continuing operations and have been computed by dividing earnings before income taxes and fixed charges by fixed charges plus adjusted preferred stock dividends. Fixed charges are considered to be interest on indebtedness, amortization of debt discount and one-third of rentals, which the Company believes is representative of the interest factor of such rentals.

(2) Earnings for 1991 and 1994 were insufficient to cover fixed charges; the amount of the coverage deficiency was $173.0 million in 1994 and $8.8 million in 1991.